Exhibit 99.1

Shay Evron, CFO Metalink Ltd. Tel: 972-3-7111690 Fax: 972-3-7111691 Shay.Evron@il.gt.com

Metalink Reports Q4 and Full Year 2012 Results
and announces a Special [One-Time] Dividend of $0.10 per Share

TEL-AVIV, Israel, February 6, 2013 - Metalink Ltd. (OTCQB: MTLK), today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2012.

FINANCIAL RESULTS

Financial Highlights for theFourthQuarter of2012: There were no revenues for the fourth quarter of 2012, compared to $901,000 for the fourth quarter of 2011; Net loss for the fourth quarter of 2012 was $107,000, or $0.04 per share, compared to net profit of $413,000, or $0.15 per share, for the fourth quarter of 2011.

Net profit for year ended December 31, 2012 was $338,000, or $0.13 per share, compared to net profit of $747,000, or $0.28 per share, for the year ended December 31, 2011.

Financial Income, Net: For the year ended December 31, 2012 was $36,000, compared to $52,000 financial income, for the year ended December 31, 2011.

Cash Status: Metalink's cash and cash equivalents, as of December 31, 2012 were $5.38 million.

SPECIAL DIVIDEND

The Company also announced that its Board of Directors has authorized a special [one-time] dividend of $0.10 per ordinary share, or approximately $270,000 in the aggregate, payable to shareholders of record as of March 15, 2013.  The distribution of the dividend to shareholders, which is expected to be on or about April 15, 2013, will be subject to applicable withholding taxes.

The Company clarified that it continues to explore strategic options for delivering value to shareholders and that the Board of Directors has not adopted any dividend policy at this time.

ABOUT METALINK

Metalink shares are quoted on OTCQB under the symbol "MTLK". For more information, please see our public filings at the SEC's website at http://www.sec.gov.

SAFE HARBOR STATEMENT

This press release contains “forward looking statements” within the meaning of the United States securities laws. Words such as “aim,” "expect," "estimate," "project," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to: absence of significant operations following the Lantiq transaction; uncertainty as to our future business model and our ability to identify and evaluate suitable business opportunities; and our U.S. shareholders may suffer adverse tax consequences if we will be classified as a passive foreign investment company. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form 20-F. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

(TABLES FOLLOW)

METALINK LTD.

CONSOLIDATED BALANCE SHEETS
(in thousands except share data)

	December 31,	December 31,
	2012	2011
ASSETS
Current assets
Cash and cash equivalents	$5,378	$5,321
Trade accounts receivable	-	39
Government institutions	26	9
Prepaid expenses	2	3
Inventories	112	252
Total current assets	5,518	5,624

Property and equipment, net	5	67
Total assets	$5,523	$5,691

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable	$1	$30
Other payables and current liabilities	310	497
Accrued severance pay	-	290
Total current liabilities	311	817

Shareholders' equity
Ordinary shares of NIS 1.0 par value (5,000,000 shares - authorized, 2,780,707 shares - issued and 2,690,857 shares - outstanding as of December 31, 2012 and December 31, 2011)	790	790
Additional paid-in capital	158,111	158,111
Accumulated deficit	(143,804)	(144,142)
	15,097	14,759

Treasury stock, at cost; 89,850 as of
December 31, 2012 and December 31, 2011	(9,885)	(9,885)
Total shareholders' equity	5,212	4,874
Total liabilities and shareholders' equity	$5,523	$5,691

METALINK LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011

Revenues	$-	$901	$1,646	$2,050

Costs of revenues	8	365	595	717

Gross profit (loss)	(8)	536	1,051	1,333

Sales and marketing	-	-	305	-

General and administrative	102	148	427	638

Other expenses	-	-	17	-

Operating profit (loss)	(110)	388	302	695

Financial income, net	3	25	36	52

Net profit (loss)	$(107)	$413	$338	$747

Per share data-

Basic and Diluted earnings (loss)	$(0.04)	$0.153	$0.13	$0.278

Shares used in computing earnings (loss) per ordinary share:
Basic and Diluted	2,690,857	2,690,857	2,690,857	2,690,857